

February 26, 2014

Via E-mail
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

    **Re:    Tetra Tech, Inc.**
             **Form 10-K for Fiscal Year Ended September 29, 2013**
             **Filed November 20, 2013**
             **File No. 0-19655**

Dear Mr. Burdick:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Backlog, page 22

1. In future filings, please expand your backlog disclosure to disclose backlog by reportable segment. Please also disclose in total and for each reportable segment the amounts of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses, if material. Please refer to Item 101(c)(1) of Regulation S-K for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

2. We note that the weakness in your Eastern Canada and global mining operations led you to incur significant costs to right-size these businesses during the third quarter of fiscal year 2013. In future filings, please provide investors with a more comprehensive understanding about the specifics of the right-sizing activities for these businesses by reportable segment, the costs incurred at the consolidated and reportable segment levels, the remaining costs expected to be incurred at the consolidated and reportable segment levels, the amount of cash

flows associated with these activities including the timing of payments, the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to your press release dated June 18, 2013. Please confirm to us that you will provide this disclosure for all future, material restructuring activities. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance. Please also refer to comment 6 in our letter dated April 11, 2006, comment 6 in our letter dated June 21, 2006, and your corresponding response letters. Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment.

3. Please reconcile for us your disclosure on page 59 that the restructuring activities negatively impacted operating income by $48.4 million with the disclosure on page 122 that the impact was $28.2 million to operating income. In this regard, we note your statement that the restructuring costs are estimated at $50 million in your press release dated June 18, 2013. Please revise your disclosures in future filings, as appropriate.

4. We note that you recognized changes in estimates of costs to complete for four projects that negatively impacted your operating results. In future filings, please provide investors with an understanding of the components of the project charges that reduced revenues by $29.6 million and negatively impacted operating income by $40.1 million (i.e., change in total contract estimates, loss contract, unsuccessful claim and/or unapproved change order, et cetera). Please also provide a more comprehensive discussion and analysis of the specific facts and circumstances that caused the project charges for each of the four projects and any other material information that will provide investors with additional insight about whether there remains a risk of additional charges. In this regard, you note that the issues in Eastern Canada include a government investigation into political corruption in Quebec; however, it appears from your disclosures in Note 17 that you are the subject of corruption and collusion allegations for your projects in Quebec. Also, it is unclear how a change in client ownership would negatively impact revenues and costs for the project. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance. Please also refer to comment 7 in our letter dated April 11, 2006, comment 14 in our letter dated November 20, 2006, comment 3 in our letter dated September 27, 2009, and your corresponding response letters. Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment.

5. We note that you recognized a $56.6 million goodwill impairment charge for three of your reporting units in the ECS reportable segment. We further note that your explanation for the goodwill impairment charge mirrors the forewarning disclosure you provided in your second quarter of fiscal year 2013 Form 10-Q. As such, there is a concern that investors may not understand the specific facts and circumstances that caused the material goodwill impairment charge and what specific facts and circumstances could result in further goodwill impairment charges. Please provide us with the revised disclosures that you would have included in your fiscal year 2013 Form 10-K in response to this comment, which may include a discussion of

the chronology of events leading to the charge, whether the reporting units were cash flow positive or negative, how the actual results different from the estimated results from the last impairment test, why the actual results indicate a long-term decline in operating results (i.e., loss of a material customer, loss of market share, et cetera), what you are doing to address the business issues leading to the impairment charge, what the specific facts and circumstances are for each reporting unit that could lead to further charges, et cetera. Please refer to Item 303(a)(3) of Regulation S-K, and Sections 216 and 501.12.b.4 of the Financial Reporting Codification for guidance. Please also refer to comments 1-2 in our letter dated April 11, 2006, comment 2 in our letter dated June 21, 2006, comments 5-14 in our letter dated November 20, 2006, and your corresponding response letters.

6. We note that you have recognized fair value adjustments for contingent consideration from business acquisitions that have positively impacted operating income for all three fiscal years presented and for the three-months ended December 29, 2013. In future filings, please disclose the acquisitions related to the contingent consideration fair value adjustments, the corresponding reportable segment, the specific facts and circumstances that led to the business' operating results falling below management's expectations at acquisition, and how you determined that the operating results below expectations did not also lead to a goodwill impairment charge.

Critical Accounting Policies and Estimates, page 71

7. We note that goodwill is 40.2% of total assets and 72.4% of total stockholders' equity as of September 29, 2013. While we appreciate the explanation of the process you undertake to estimate the fair value of your reporting units to the extent that the qualitative assessment indicates step one of the goodwill impairment test needs to be performed, it does not appear investors have been provided with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values. In future filings, please clarify whether the estimated fair values of each of your reporting units are considered to be substantially in excess of the carrying values. For the reporting units, if any, that have estimated fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge provide the following:
   - Identification of the reporting unit;
   - A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.
   - A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
   - A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units' estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please also refer to comment 5 in our letter dated February 22, 2010, and your corresponding response letter.

2. Basis of Presentation and Preparation, page 85
Revenue Recognition and Contract Costs, page 85

8.  In future filings, please disclose the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item.  Please also quantify the estimated remaining costs to complete for loss contracts.  If loss contracts have had an immaterial impact to your consolidated financial statements, please disclose this fact.  Please refer to ASC 605-35-45-2.

9.  In future filings, please expand your disclosure of the net favorable (unfavorable) operating income adjustments due to changes in estimates to reconcile with the project charges disclosed within MD&A.  In this regard, we note that you recognized $21 million of project charges during fiscal year 2011; however, the net unfavorable operating income adjustments for fiscal year 2011 were $8.6 million.

Accounts Receivable – Net, page 87

10. We note your disclosure of the factors management considers when determining an estimated allowance for uncollectible accounts.  Three of the four factors appear to relate to considerations as to whether revenue meets the criteria for recognition rather than for determining whether a receivable is collectible.  Please advise and provide us with the specific references to the authoritative literature that supports your accounting policy.

Income Taxes, page 91

11. We note that you identified errors relating to prior years during the fourth quarter of fiscal year 2013, which increased your income tax expense by $3.3 million and resulted in the recognition of a net loss for fiscal year 2013.  We further note that you do not believe the accounting errors to be material to your 2013 annual results or to your previously issued annual or interim financial statements.  Please provide us with your materiality assessment based on the guidance in ASC 250-10-S99-1 – S99-3.

4. Accounts Receivable – Net, page 94

12. We note that you recognized losses of approximately $30.2 million related to the evaluation of the collectability of claims in fiscal year 2013 related to contractual disputes with government clients.  Please tell us the journal entries you recognized for these losses.  Please also tell us how these $30.2 million of losses relate to the other disclosures you have provided in MD&A on pages 58 and 59 and in Note 2 on page 85.  In future filings, please provide investors with an understanding of the specific facts and circumstances that lead to

the recognition of the $30.2 million of losses and whether there is a risk for any further losses to be recognized for the corresponding contracts.

13. Please disclose in future filings as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress. Refer to Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-20-50-1(b), as well as ASC 910-405-50-2.

5. Mergers and Acquisitions, page 95

14. We note for the fiscal year 2013 acquisitions that goodwill is attributable to the existing workforce and to synergies expected to arise after the acquisitions. In future filings, please explain what the assembled workforce represents and what specific synergies are anticipated. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief